Exhibit 99.3

Interim Management Discussion and Analysis

Contents
About Fortis	1	Cash Flow Requirements	9
Performance at a Glance	2	Cash Flow Summary	10
Business Unit Performance	3	Contractual Obligations	11
ITC	4	Capital Structure and Credit Ratings	12
UNS Energy	4	Capital Plan	13
Central Hudson	5	Business Risks	13
FortisBC Energy	5	Accounting Matters	13
FortisAlberta	5	Financial Instruments	14
FortisBC Electric	6	Long-Term Debt and Other	14
Other Electric	6	Derivatives	14
Energy Infrastructure	7	Summary of Quarterly Results	14
Corporate and Other	7	Related-Party and Inter-Company Transactions	15
Non-U.S. GAAP Financial Measures	7	Outlook	16
Focus on Sustainability	8	Forward-Looking Information	16
Regulatory Highlights	8	Glossary	17
Financial Position	9	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1
Liquidity and Capital Resources	9

Dated May 3, 2022

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2021 Annual Financial Statements and the 2021 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 16. Further information about Fortis, including its Annual Information Form filed on SEDAR, can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for indicated Non-U.S. GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.26 and 1.27 for the quarters ended March 31, 2022 and 2021, respectively; (ii) 1.25 and 1.26 as at March 31, 2022 and 2021, respectively; (iii) 1.26 as at December 31, 2021; and (iv) 1.25 for all forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 17.

ABOUT FORTIS
Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2021 revenue of $9.4 billion and total assets of $58 billion as at March 31, 2022. The Corporation's 9,100 employees serve 3.4 million utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2021 Annual MD&A and Note 1 to the Interim Financial Statements.

1	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis

PERFORMANCE AT A GLANCE
Key Financial Metrics
Quarter ended March 31
($ millions, except as indicated)	2022	2021	Variance
Revenue	2,835	2,539	296
Common Equity Earnings
Actual	350	355	(5)
Adjusted (1)	369	360	9
Basic EPS ($)
Actual	0.74	0.76	(0.02)
Adjusted (1)	0.78	0.77	0.01
Dividends paid per common share ($)	0.535	0.505	0.030
Weighted average number of common shares outstanding (# millions)	475.7	467.8	7.9
Operating Cash Flow	813	739	74
Capital Expenditures (1)	964	880	84
(1)See "Non-U.S. GAAP Financial Measures" on page 7

Revenue
The increase in revenue was due primarily to: (i) higher flow-through costs in customer rates, driven by higher commodity prices; (ii) Rate Base growth and (iii) higher retail and wholesale electricity sales, particularly in the Other Electric and UNS Energy segments.

Earnings and EPS
Common Equity Earnings decreased by $5 million in comparison to the first quarter of 2021 due to higher unrealized losses of $14 million on the mark-to-market accounting of natural gas derivatives at Aitken Creek. Excluding this impact, the Corporation delivered earnings growth driven by Rate Base growth at ITC and the western Canadian utilities, and higher sales in the Caribbean. Growth was partially offset by lower hydroelectric production in Belize, and lower earnings at Central Hudson mainly due to the costs of implementing a new customer information system.

Earnings in Arizona were broadly consistent with the first quarter of 2021. The impact of higher electricity sales and lower planned generation maintenance costs was offset by the timing of earnings related to the Oso Grande generating facility, as expected. Losses on retirement investments also unfavourably impacted earnings at UNS Energy in the quarter.

The change in EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

Adjusted Common Equity Earnings and Adjusted Basic EPS increased by $9 million and $0.01, respectively. Refer to "Non-U.S. GAAP Financial Measures" on page 7 for a reconciliation of these measures. The changes in Adjusted Basic EPS are illustrated in the chart below.
(1)    Primarily reflects Rate Base growth
(2)    Reflects Rate Base growth, partially offset by losses on investments that support retirement benefits
(3)    Primarily reflects higher sales in the Caribbean related to the tourism industry
(4)    Primarily reflects higher operating expenses associated with the implementation of a new customer information system, partially offset by new customer rates following the conclusion of Central Hudson's general rate application in the fourth quarter of 2021
(5)    Reflects lower hydroelectric production in Belize associated with rainfall levels
(6)    Weighted average shares of 475.7 million in 2022 compared to 467.8 million in 2021

2	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis
Dividends and TSR
Fortis paid a dividend of $0.535 in the first quarter of 2022, up 5.9% from the first quarter of 2021.

Fortis has increased its common share dividend for 48 consecutive years. In 2021, Fortis reaffirmed its targeted average annual dividend growth of approximately 6% through 2025.

Growth of dividends and the market price of the Corporation's common shares have together yielded the following TSR.

TSR (1) (%)	1-Year	5-Year	10-Year	20-Year
Fortis	17.6	11.0	10.8	12.5
(1)Annualized TSR per Bloomberg as at March 31, 2022

Operating Cash Flow
The $74 million increase in Operating Cash Flow was due to higher cash earnings, largely reflecting Rate Base growth, as well as favourable changes in working capital due to the timing of flow-through costs in customer rates, and lower inventory levels reflecting natural gas at Aiken Creek and lower planned maintenance at UNS Energy. The increase was partially offset by lower Operating Cash Flow at Central Hudson due to higher accounts receivable, as well as storm restoration costs incurred in the first quarter of 2022.

Capital Expenditures
Capital Expenditures were approximately $1.0 billion for the first quarter of 2022, representing 24% of the Corporation's annual $4.0 billion Capital Plan, and up $0.1 billion compared to the first quarter of 2021.

While global supply chain constraints and rising inflation are issues of potential concern that continue to evolve, the Corporation does not expect a material impact on its 2022 or overall five-year Capital Plan, although certain planned expenditures may shift within the five years. See "Capital Plan" on page 13.

Capital Expenditures and Capital Plan reflect Non-U.S. GAAP Financial Measures. Refer to "Non-U.S. GAAP Financial Measures" on page 7.

BUSINESS UNIT PERFORMANCE
Common Equity Earnings
Quarter ended March 31
($ millions)	2022	2021	Variance
Regulated Utilities (1)
ITC	109	103	6
UNS Energy	43	45	(2)
Central Hudson	32	39	(7)
FortisBC Energy	119	111	8
FortisAlberta	36	35	1
FortisBC Electric	18	16	2
Other Electric (2)	26	20	6
	383	369	14
Non-Regulated
Energy Infrastructure (3)	(6)	14	(20)
Corporate and Other (4)	(27)	(28)	1
Common Equity Earnings	350	355	(5)
(1)    The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and BECOL is the U.S. dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the U.S. dollar at BZ$2.00=US$1.00. The Corporate and Other segment includes certain transactions denominated in U.S. dollars.
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Caribbean Utilities; FortisTCI; and Belize Electricity.
(3)    Primarily consists of long-term contracted generation assets in Belize and Aitken Creek in British Columbia
(4)    Includes Fortis net corporate expenses and non-regulated holding company expenses

3	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis

ITC
Quarter ended March 31			Variance
($ millions)	2022	2021	FX	Other
Revenue (1)	460	426	(2)	36
Earnings (1)	109	103	(1)	7
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments
Revenue
The increase in revenue, net of foreign exchange, was due primarily to higher flow-through costs in customer rates and Rate Base growth.

Earnings
The increase in earnings, net of foreign exchange, was due to Rate Base growth, partially offset by losses on certain investments that support retirement benefits.

UNS Energy
Quarter ended March 31			Variance
($ millions, except as indicated)	2022	2021	FX	Other
Retail electricity sales (GWh)	2,175	2,150	—	25
Wholesale electricity sales (GWh) (1)	1,393	1,727	—	(334)
Gas sales (PJ)	7	7	—	—
Revenue	538	522	(2)	18
Earnings	43	45	—	(2)
(1)    Primarily short-term wholesale sales

Sales
The increase in retail electricity sales was largely due to higher average consumption by industrial customers and customer growth.

The decrease in wholesale electricity sales was driven by lower short-term wholesale sales. Revenue from short-term wholesale electricity sales is primarily credited to customers through regulatory deferral mechanisms and, therefore, does not materially impact earnings. The decrease was partially offset by higher long-term wholesale sales.

Gas sales were consistent with the first quarter of 2021.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to: (i) higher long-term wholesale electricity sales, discussed above; (ii) the recovery of overall higher fuel and non-fuel costs through the normal operation of regulatory mechanisms; (iii) higher retail electricity sales; and (iv) higher transmission revenue related to the finalization of the FERC rate case (see "Regulatory Highlights" on page 8). The increase was partially offset by lower short-term wholesale electricity sales.

Earnings
The decrease in earnings was due primarily to: (i) the timing of quarterly earnings, as expected, associated with AFUDC recognized during the construction of the Oso Grande generating facility in the first quarter of 2021; (ii) losses on certain investments that support retirement benefits as compared to gains in the first quarter of 2021; and (iii) higher costs associated with Rate Base growth not yet reflected in customer rates. The decrease was largely offset by higher long-term wholesale and retail electricity sales, as well as higher transmission revenue, discussed above. Lower operating costs related to planned generation maintenance in 2021 also favourably impacted earnings.

The Oso Grande generating facility was completed in May 2021, and as 2022 is the first full year of operations for the facility, there is an impact on the timing of quarterly earnings. While the costs associated with operating the facility are recorded throughout the year, the benefit related to production tax credits is recognized through the effective tax rate provision and is primarily recognized in the third quarter, reflecting the seasonality of sales and earnings. In comparison to the first quarter of 2021, the timing of earnings also reflects the recognition of AFUDC during the construction of the facility in that period.

4	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis

Central Hudson
Quarter ended March 31			Variance
($ millions, except as indicated)	2022	2021	FX	Other
Electricity sales (GWh)	1,256	1,290	—	(34)
Gas sales (PJ)	10	9	—	1
Revenue	375	285	(1)	91
Earnings	32	39	—	(7)

Sales
The decrease in electricity sales was due primarily to lower average consumption by residential customers.

Gas sales were consistent with the first quarter of 2021.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact revenue and earnings.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to: (i) the flow through of higher energy supply costs driven by commodity prices, and (ii) an increase in gas and electricity delivery rates, reflecting a return on increased Rate Base assets and the recovery of higher operating and finance expenses, associated with the conclusion of Central Hudson's general rate application in the fourth quarter of 2021.

Earnings
The decrease in earnings was due primarily to higher operating expenses associated with the implementation of a new customer information system, as well as restoration and other costs due to significant storms in the winter of 2022, partially offset by new customer rates approved in Central Hudson's general rate application, discussed above.

FortisBC Energy
Quarter ended March 31
($ millions, except as indicated)	2022	2021	Variance
Gas sales (PJ)	81	80	1
Revenue	694	586	108
Earnings	119	111	8

Sales
Gas sales were relatively consistent with the first quarter of 2021.

Revenue
The increase in revenue was due primarily to a higher cost of natural gas recovered from customers and Rate Base growth, partially offset by the normal operation of regulatory deferrals.

Earnings
The increase in earnings was due primarily to Rate Base growth and lower operating costs.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FortisAlberta
Quarter ended March 31
($ millions, except as indicated)	2022	2021	Variance
Electricity deliveries (GWh)	4,584	4,412	172
Revenue	167	158	9
Earnings	36	35	1

5	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis
Deliveries
The increase in electricity deliveries was due to higher load from industrial customers and higher average consumption by residential and commercial customers due mainly to cooler weather and customer additions.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

Revenue and Earnings
The increase in revenue and earnings was due to Rate Base growth as well as higher electricity deliveries due to cooler weather and customer additions, discussed above. The increase in earnings was partially offset by the timing of operating costs and a higher effective income tax rate.

FortisBC Electric
Quarter ended March 31
($ millions, except as indicated)	2022	2021	Variance
Electricity sales (GWh)	968	933	35
Revenue	129	120	9
Earnings	18	16	2

Sales
The increase in electricity sales was due primarily to higher average consumption by industrial and commercial customers.

Revenue
The increase in revenue was due to higher electricity sales, an increase in third-party contract work and Rate Base growth.

Earnings
The increase in earnings was due primarily to Rate Base growth and the timing of operating costs.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

Other Electric
Quarter ended March 31
($ millions, except as indicated)	2022	2021	Variance
Electricity sales (GWh)	3,006	2,842	164
Revenue	459	413	46
Earnings	26	20	6
Sales
The increase in electricity sales was due to higher average consumption by residential and commercial customers in Eastern Canada, as well as higher sales in the Caribbean due to increased tourism-related activities.

Revenue
The increase in revenue was due primarily to higher sales, discussed above, the flow through of higher energy supply costs, and the normal operation of regulatory mechanisms at Newfoundland Power.

Earnings
The increase in earnings was due primarily to higher sales, discussed above, partially offset by higher operating costs at Newfoundland Power.

6	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis

Energy Infrastructure
Quarter ended March 31
($ millions, except as indicated)	2022	2021	Variance
Electricity sales (GWh)	17	53	(36)
Revenue	13	29	(16)
Earnings	(6)	14	(20)

Sales
The change in electricity sales reflected variations in hydroelectric production in Belize associated with rainfall levels.

Revenue and Earnings
Revenue and earnings decreased due to the unfavourable impact of mark-to-market accounting of natural gas derivatives at Aitken Creek, which resulted in unrealized losses of $19 million in the first quarter of 2022 compared to $5 million for the same period in 2021, and lower hydroelectric production in Belize. The decrease in revenue and earnings was partially offset by higher margins and volumes of gas sold at Aitken Creek.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant.

Corporate and Other
Quarter ended March 31
($ millions)	2022	2021	Variance
Net expenses	(27)	(28)	1

Net expenses were relatively consistent with the first quarter of 2021. The decrease in net expenses due to the timing of recognition of income tax as well as lower operating expenses was largely offset by lower mark-to-market gains on total returns swaps.

NON-U.S. GAAP FINANCIAL MEASURES
Adjusted Common Equity Earnings, Adjusted Basic EPS and Capital Expenditures are Non-U.S. GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable U.S. GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively. These adjusted measures reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results.

Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the condensed consolidated statements of cash flows. It also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, consistent with Fortis' evaluation of operating results and its role as project manager during the construction of this Major Capital Project.

7	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis

Non-U.S. GAAP Reconciliation
Quarter ended March 31
($ millions, except as indicated)	2022	2021	Variance
Adjusted Common Equity Earnings and Adjusted Basic EPS
Common Equity Earnings	350	355	(5)
Adjusting item:
Unrealized loss on mark-to-market of derivatives (1)	19	5	14
Adjusted Common Equity Earnings	369	360	9
Adjusted Basic EPS ($)	0.78	0.77	0.01

Capital Expenditures
Additions to property, plant and equipment	866	764	102
Additions to intangible assets	49	40	9
Adjusting item:
Wataynikaneyap Transmission Power Project (2)	49	76	(27)
Capital Expenditures	964	880	84
(1)    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $7 million for the three months ended March 31, 2022 (three months ended March 31, 2021 - net of income tax recovery of $2 million), included in the Energy Infrastructure segment
(2)Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment

FOCUS ON SUSTAINABILITY
The Corporation's focus on sustainability is outlined in its 2021 Annual MD&A. There have been no significant updates to Fortis’ sustainability initiatives in 2022 except that, in March 2022, the Corporation made progress on its commitment as a TCFD supporter, with the release of its first TCFD and Climate Assessment Report. As well, in May 2022, Fortis set a 2050 net-zero direct GHG emissions target. The establishment of this additional target reinforces the Corporation's commitment to decarbonize over the long-term, while preserving customer reliability and affordability.

REGULATORY HIGHLIGHTS
ITC
Transmission Incentives: In 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for RTO members that have been members for longer than 3 years. The timeline for FERC to issue a final rule in this proceeding as well as the likely outcome and potential impacts to Fortis continue to be indeterminable. Although any potential impact to Fortis remains uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

UNS Energy
FERC Rate Case: In March 2022, FERC approved the settlement agreement for formula transmission rates at TEP, including an ROE of 9.79%.

PPFAC Mechanism: TEP's PPFAC mechanism allows for the timely recovery or return of purchased power and fuel costs as compared to that collected in customer rates. TEP's purchased power and fuel costs increased in 2021, reflecting higher commodity prices. On April 13, 2022, the ACC approved a rate adjustment to recover a PPFAC balance of US$108 million over an 18-month period.

TEP Rate Case: On May 2, 2022, TEP submitted a notice of intent with the ACC to file a general rate application in June 2022. TEP will request that new rates become effective no later than September 1, 2023. TEP's proposed rates will be based on a 2021 test year and will include infrastructure investments made since the last rate case, as well as changes in fuel and non-fuel operating expenses. The filing will also include proposals to eliminate certain adjustor mechanisms, as well as modify an existing adjustor to provide more timely recovery of clean energy investments.

FortisBC Energy and FortisBC Electric
GCOC Proceeding: The BCUC has initiated a proceeding including a review of the common equity component of capital structure and the allowed ROE. FortisBC filed evidence with the BCUC in the first quarter of 2022 and the proceeding remains ongoing. The timing and outcome of this proceeding, including the effective date of any change in the cost of capital for 2022 or beyond, remains unknown.

8	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis
FortisAlberta
2023 GCOC Proceeding: In March 2022, the AUC issued a decision extending the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2023.

2023 COS Application: FortisAlberta filed its 2023 COS application in 2021 and the proceeding remains ongoing. A decision from the AUC is expected in the third quarter of 2022.

FINANCIAL POSITION

Significant Changes between March 31, 2022 and December 31, 2021

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Cash and cash equivalents	(1)	235	Reflects the timing of debt issuances and the related reinvestment in capital and operating requirements, primarily at UNS Energy.
Accounts receivable and other current assets	(8)	190	Due to the flow through of higher energy supply costs, an increase in the fair value of energy contracts at UNS Energy, and the seasonality of sales in Canada and at Central Hudson.
Property, plant and equipment, net	(248)	421	Due to capital expenditures, partially offset by depreciation.
Goodwill	(107)	—
Regulatory liabilities (current and long-term)	(23)	201	Reflects unrealized gains on energy contracts at UNS Energy, which are utilized to reduce exposure to changes in energy prices, and the normal operation of the rate stabilization account at FortisBC Energy.
Long-term debt (including current portion)	(171)	424	Reflects debt issuances, partially offset by debt repayments, at the regulated utilities, as well as lower borrowings under committed credit facilities.
Shareholders' equity	(144)	226	Due primarily to: (i) Common Equity Earnings for the three months ended March 31, 2022, less dividends declared on common shares; and (ii) the issuance of common shares, largely under the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Requirements
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required of Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's committed credit facility, the operation of the DRIP and issuances of common shares, preference equity and long-term debt. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the total facilities. Approximately $4.6 billion of the total credit facilities are committed with maturities ranging from 2022 through 2026. Available credit facilities are summarized in the following table.

9	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis

Credit Facilities
As at	Regulated Utilities	Corporate and Other	March 31, 2022	December 31, 2021
($ millions)
Total credit facilities (1)	3,444	1,377	4,821	4,846
Credit facilities utilized:
Short-term borrowings	(320)	—	(320)	(247)
Long-term debt (including current portion)	(703)	(417)	(1,120)	(1,305)
Letters of credit outstanding	(70)	(42)	(112)	(115)
Credit facilities unutilized	2,351	918	3,269	3,179
(1)    See Note 14 in the 2021 Annual Financial Statements for a description of the credit facilities as at December 31, 2021.
In April 2022, Central Hudson increased its total credit facilities available from US$200 million to US$250 million.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at March 31, 2022, consolidated fixed-term debt maturities/repayments are expected to average $1,210 million annually over the next five years and approximately 75% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In December 2020, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.0 billion. As at March 31, 2022, $1.5 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. This combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital in 2022.

Fortis and its subsidiaries were in compliance with debt covenants as at March 31, 2022 and are expected to remain compliant in 2022.

Cash Flow Summary
Summary of Cash Flows
Quarter ended March 31
($ millions)	2022	2021	Variance
Cash and cash equivalents, beginning of quarter	131	249	(118)
Cash from (used in):
Operating activities	813	739	74
Investing activities	(916)	(838)	(78)
Financing activities	337	169	168
Effect of exchange rate changes on cash and cash equivalents	—	(2)	2
Cash and cash equivalents, end of quarter	365	317	48

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 3.

Investing Activities
The Corporation's Capital Plan for 2022 is estimated to be $4.0 billion, an increase of 11% from $3.6 billion in 2021. The increase in cash used in investing activities in the first quarter of 2022 reflects higher capital investments planned for 2022. See "Performance at a Glance - Capital Expenditures" on page 3 and "Capital Plan" on page 13.

10	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis
Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. The increase in cash provided by financing activities in the first quarter of 2022 also reflects the advancement of planned debt issuances in consideration of anticipated increases in interest rates. See "Cash Flow Requirements" on page 9.

Debt Financing
Long-Term Debt Issuances		Interest
Year-to-date March 31, 2022	Month	Rate				Use of Proceeds
($ millions, except as noted)	Issued	(%)	Maturity	Amount
ITC
Secured first mortgage bonds	January	2.93	2052	US	150	(1) (2) (3) (4)
UNS Energy
Unsecured senior notes	February	3.25	2032	US	325	(4) (5)
Central Hudson
Unsecured senior notes	January	2.37	2027	US	50	(4) (5)
Unsecured senior notes	January	2.59	2029	US	60	(4) (5)
FortisBC Electric
Unsecured debentures	March	4.16	2052	100		(1)
(1)    Repay credit facility borrowings
(2)    US$20 million to fund or refinance a portfolio of eligible green projects
(3)    Fund capital expenditures
(4)    General corporate purposes
(5)    Repay maturing long-term debt

In April 2022, Newfoundland Power issued 30-year $75 million first mortgage sinking fund bonds at 4.20%. The net proceeds are expected to be used to repay credit facility borrowings, repay maturing long-term debt and for general corporate purposes.

Common Equity Financing
Common Equity Issuances and Dividends Paid
Quarter ended March 31
($ millions, except as indicated)	2022	2021	Variance
Common shares issued:
Cash (1)	22	35	(13)
Non-cash (2)	95	90	5
Total common shares issued	117	125	(8)
Number of common shares issued (# millions)	2.1	2.6	(0.5)
Common share dividends paid:
Cash	(160)	(147)	(13)
Non-cash (3)	(94)	(89)	(5)
Total common share dividends paid	(254)	(236)	(18)
Dividends paid per common share ($)	0.535	0.505	0.030
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan
(3)    Common share dividends reinvested under the DRIP

On February 10, 2022, Fortis declared a dividend of $0.535 per common share payable on June 1, 2022. The payment of dividends is at the discretion of the board of directors and depends on the Corporation's financial condition and other factors.

Contractual Obligations
There were no material changes to the contractual obligations disclosed in the 2021 Annual MD&A, except issuances of long-term debt and credit facility utilization (see "Cash Flow Summary" on page 10) and a new gas purchase obligation at FortisBC Energy.

11	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis
During the first quarter of 2022, FortisBC Energy signed a long-term biomethane purchase agreement to acquire renewable natural gas. The 20-year agreement allows FortisBC Energy to purchase renewable natural gas from a portfolio of landfill sites, up to a maximum annual volume of 8 PJs, and has increased gas purchase obligations from those disclosed as at December 31, 2021 as follows.

As at March 31, 2022 ($ millions)	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Gas purchase obligations	2,510	6	28	63	115	140	2,158

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2021 Annual MD&A.

Capital Structure and Credit Ratings
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	March 31, 2022		December 31, 2021
As at	($ millions)	(%)	($ millions)	(%)
Debt (1)	25,883	55.2	25,784	55.2
Preference shares	1,623	3.5	1,623	3.5
Common shareholders' equity and non-controlling interests (2)	19,371	41.3	19,293	41.3
	46,877	100.0	46,700	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes shareholders' equity, net of preference shares, and non-controlling interests. Non-controlling interests represented 3.5% as at March 31, 2022 (December 31, 2021 - 3.5%)

Outstanding Share Data
As at May 3, 2022, the Corporation had issued and outstanding 477.1 million common shares and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at May 3, 2022, an additional 2.4 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at March 31, 2022	Rating	Type	Outlook
S&P	A-	Corporate	Stable
	BBB+	Unsecured debt
DBRS Morningstar	A (low)	Corporate	Stable
	A (low)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In January 2022, S&P revised Central Hudson's outlook to negative from stable in consideration of the PSC's order in December 2021 on the company's general rate application, projected elevated capital expenditures, and the resulting impact on the company's financial measures.

In March 2022, S&P confirmed the Corporation's 'A-' issuer and 'BBB+' senior unsecured debt credit ratings and stable outlook.

12	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis
Capital Plan
Capital Expenditures of $1.0 billion for the first quarter of 2022 are consistent with expectations and on track with the Corporation's annual $4.0 billion Capital Plan.

While global supply chain constraints and rising inflation are issues of potential concern that continue to evolve, the Corporation does not expect a material impact on its 2022 or overall five-year Capital Plan, although certain planned expenditures may shift within the five years.

Capital Expenditures (1)
Quarter ended March 31, 2022	Regulated Utilities
		UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric	Total Regulated Utilities	Non- Regulated
($ millions, except as indicated)	ITC									(2)	Total
Total	335	162	64	130	111	30	127	959	5		964
(1)    See "Non-U.S. GAAP Financial Measures" on page 7
(2)    Energy Infrastructure segment

Five-Year Capital Plan
The Corporation's five-year 2022-2026 Capital Plan is targeted at $20.0 billion, reflecting an average of $4.0 billion of Capital Expenditures annually. The Capital Plan is low risk and highly executable, with 99% of planned expenditures to occur at the regulated utilities and only 15% relating to Major Capital Projects.

Planned Capital Expenditures are based on detailed forecasts of energy demand, labour and material costs, supply chain availability, general economic conditions, foreign exchange rates and other factors. These could change and cause actual expenditures to differ from forecast.

Major Capital Project Update
Eagle Mountain Woodfibre Gas Line Project
In April 2022, Woodfibre LNG Limited issued a Notice to Proceed to its prime contractor for the proposed LNG site in Squamish, British Columbia. This announcement brings FortisBC Energy’s Eagle Mountain Woodfibre Gas Line project one step closer to construction, though the project remains contingent on Woodfibre LNG making a final investment decision.

Additional Investment Opportunities
During the first quarter of 2022, progress continued on incremental opportunities not included in the Corporation's $20.0 billion 2022-2026 capital plan. In March 2022, the Province of Ontario issued an Order in Council and Ministerial Directive from the Minister of Energy, instructing the IESO to negotiate and, if certain conditions are met, enter into a procurement contract on or before August 15, 2022, for the transmission capabilities of the Lake Erie Connector project. The proposed 1,000 megawatt, bi-directional, high-voltage direct current underwater transmission line will provide the first direct interconnection between the wholesale electricity markets operated by the IESO in Ontario and the PJM Interconnection in the United States.

Also during the quarter, the MISO advanced its LRTP, announcing the first tranche of projects across the MISO Midwest subregion comprised of 18 transmission projects with total associated costs estimated at US$10 billion. These projects require MISO board approval which is currently anticipated in July 2022. Six of these projects run through ITC’s MISO operating companies’ service territories, including Michigan and Iowa, where right of first refusal provisions exist for incumbent transmission owners. Other projects within this portfolio may be subject to competitive bidding, depending on the state in which they are located. Based on this preliminary information, ITC estimates transmission investments of US$1 billion to US$1.5 billion through 2030 associated with these projects. Given the preliminary analysis around the transmission investment, at this time Fortis cannot state with certainty the impact of the estimated capital expenditures in connection with the LRTP on the Corporation's five-year capital plan.

BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2021 Annual MD&A. See "Regulatory Highlights" on page 8 and "Outlook" on page 16 for applicable updates.

ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2021 Annual Financial Statements.

13	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis
Critical Accounting Estimates
The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.
There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from that disclosed in the 2021 Annual MD&A.

FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at March 31, 2022, the carrying value of long-term debt, including the current portion, was $25.7 billion (December 31, 2021 - $25.5 billion) compared to an estimated fair value of $26.4 billion (December 31, 2021 - $28.8 billion). Since Fortis does not intend to settle long-term debt prior to maturity, the excess of fair value over carrying value does not represent an actual liability.

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and carrying values of the Corporation's derivatives from that disclosed in the 2021 Annual MD&A. Additional details are provided in Note 12 to the Interim Financial Statements.

SUMMARY OF QUARTERLY RESULTS
		Common
		Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
March 31, 2022	2,835	350	0.74	0.74
December 31, 2021	2,583	328	0.69	0.69
September 30, 2021	2,196	295	0.63	0.62
June 30, 2021	2,130	253	0.54	0.54
March 31, 2021	2,539	355	0.76	0.76
December 31, 2020	2,346	331	0.71	0.71
September 30, 2020	2,121	292	0.63	0.63
June 30, 2020	2,077	274	0.59	0.59

Generally, within each calendar year, quarterly results fluctuate primarily in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the U.S. are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's Capital Plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the timing and significance of any regulatory decisions; (iv) changes in the U.S.-to-Canadian dollar exchange rate; (v) for revenue, the flow through in customer rates of commodity costs; and (vi) for EPS, increases in the weighted average number of common shares outstanding.

March 2022/March 2021
See "Performance at a Glance" on page 2.

14	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis
December 2021/December 2020
Common Equity Earnings decreased by $3 million and basic EPS decreased by $0.02 due primarily to: (i) lower earnings in Arizona, due to lower retail electricity sales resulting from milder weather and lower wholesale electricity sales, as well as lower gains on certain investments that support retirement benefits, partially offset by higher transmission revenue; (ii) the timing of earnings at FortisAlberta, due the reversal of income tax expense in the fourth quarter of 2020; (iii) the operation of regulatory mechanisms at Central Hudson; and, (iv) higher non-recoverable costs at ITC. Lower earnings in Belize and the impact of foreign exchange also unfavourably impacted earnings. The decrease in earnings was partially offset by growth in Rate Base, the finalization of Central Hudson's rate application with retroactive application to July 1, 2021, and the favourable impact of mark-to-market accounting at Aitken Creek.

The decrease in basic EPS reflects lower Common Equity Earnings and an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

September 2021/September 2020
Common Equity Earnings and basic EPS were relatively consistent with the same period in 2020. Growth in Common Equity Earnings was tempered by a lower U.S. dollar-to-Canadian dollar exchange rate, unfavourably impacting earnings by $13 million.

Excluding the impact of foreign exchange, Common Equity Earnings increased by $16 million due to: (i) Rate Base growth; (ii) higher sales, largely associated with favourable weather, and the timing of expenditures at FortisAlberta; (iii) continued recovery in the Caribbean from economic conditions experienced in 2020 associated with the COVID-19 Pandemic; and (iv) an adjustment related to the amortization of interest rate swaps at ITC. New customer rates effective January 1, 2021 at TEP also contributed to results. The increase in earnings was partially offset by: (i) lower sales in Arizona due to cooler weather; (ii) realized losses on natural gas contracts at Aitken Creek; and (iii) the delay in Central Hudson's general rate application. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the DRIP.

June 2021/June 2020
Common Equity Earnings decreased by $21 million and basic EPS decreased by $0.05 due primarily to: (i) a lower U.S. dollar-to-Canadian dollar exchange rate, resulting in a $24 million unfavourable variance; and (ii) significant one-time items totalling $14 million recognized in the second quarter of 2020. The significant items included an adjustment to ITC's base ROE, partially offset by the finalization of U.S. tax reform and associated regulations.

Excluding the impact of foreign exchange and the one-time items, Common Equity Earnings increased by $17 million due to: (i) Rate Base growth; (ii) higher earnings in Arizona driven by warmer weather and new customer rates at TEP, partially offset by higher operating expenses; and (iii) higher earnings in the Caribbean, reflecting the continued recovery from economic conditions experienced in 2020 associated with the COVID-19 Pandemic. This growth was partially offset by a lower income tax recovery at Corporate and the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the DRIP.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2022 and 2021.

Inter-company transactions between non-regulated and regulated entities not eliminated on consolidation include the lease of gas storage capacity and gas sales by Aitken Creek to FortisBC Energy. These transactions did not have a material impact on consolidated earnings, financial position or cash flows.

As at March 31, 2022, accounts receivable included approximately $15 million due from Belize Electricity (December 31, 2021 - $22 million).

Fortis periodically provides short-term financing, the impacts of which are eliminated on consolidation, to subsidiaries to support capital expenditures and seasonal working capital requirements. As at March 31, 2022, inter-segment loans of $125 million were outstanding (December 31, 2021 - $126 million). Interest charged on inter-segment loans was not material for the three months ended March 31, 2022 and 2021.

15	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis
OUTLOOK
The Corporation's long-term outlook remains unchanged. Fortis continues to enhance shareholder value through the execution of its Capital Plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While energy price volatility, global supply chain constraints and rising inflation are issues of potential concern that continue to evolve, including from the effects of the COVID-19 Pandemic, war in Eastern Europe, economic sanctions and geopolitical tensions, the Corporation does not currently expect there to be a material impact on operations or financial results in 2022.

Fortis is executing on the transition to a clean energy future and is on track to achieve its corporate-wide target to reduce GHG emissions by 75% by 2035. Upon achieving this target, 99% of the Corporation's assets will be focused on energy delivery and renewable, carbon-free generation. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to decarbonize over the long-term, while preserving customer reliability and affordability.

The Corporation's $20 billion five-year Capital Plan is expected to increase midyear Rate Base from $31.1 billion in 2021 to $41.6 billion by 2026, translating into a five-year CAGR of approximately 6%. Above and beyond the five-year Capital Plan, Fortis continues to pursue additional energy infrastructure opportunities.

Additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy including infrastructure investments associated with MISO's LRTP; natural gas resiliency investments in pipelines and LNG infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects long-term growth in Rate Base will support earnings and dividend growth. Fortis is targeting average annual dividend growth of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information".

FORWARD-LOOKING INFORMATION
Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: targeted average annual dividend growth through 2025; forecast capital expenditures for 2022 and 2022-2026; the expectation that volatility in energy prices, global supply chain constraints and rising inflation will not have a material impact on operations or financial results in 2022 or the five-year capital plan; forecast Rate Base and Rate Base growth for 2022 through 2026; the expectation that long-term growth in Rate Base will support earnings and dividend growth; the nature, timing, benefits and expected costs of certain capital projects, including FortisBC's Mountain Woodfibre Gas Line project and additional opportunities beyond the capital plan, including the Lake Erie Connector Project and the MISO LRTP; the 2035 GHG emissions reduction target and project asset mix; the 2050 net-zero direct GHG emissions target; the expectation that Fortis is well positioned to capitalize on evolving industry opportunities, including additional investment opportunities beyond the Capital Plan; the expected timing, outcome and impact of regulatory decisions; the expected or potential funding sources for operating expenses, interest costs and capital plans; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2022; the expected uses of proceeds from debt financings; and the targeted capital structure.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: no material impact from volatility in energy prices, global supply chain constraints and rising inflation; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overrun; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in the 2021 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2022 include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings at the Corporation's utilities; risks associated with climate change, physical risks and service disruption, including cybersecurity risk; risks related to environmental laws and regulations; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with the competitiveness of natural gas; the impact of pandemics and public health crises, including the COVID-19 Pandemic; risks associated with capital projects and the impact on the Corporation's continued growth; risks associated with commodity price volatility and supply of purchased power; and interest rate and foreign exchange risks.

All forward-looking information herein is given as of May 3, 2022. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

16	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis
GLOSSARY

2021 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2021

2021 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2021

ACC: Arizona Corporation Commission

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-U.S. GAAP Financial Measures" on page 7

AFUDC: allowance for funds used during construction

Aitken Creek: Aitken Creek Gas Storage ULC, a direct 93.8% owned subsidiary of FortisBC Holdings Inc.

AUC: Alberta Utilities Commission

BECOL: Belize Electric Company Limited, an indirect wholly owned subsidiary of Fortis

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

BCUC: British Columbia Utilities Commission

CAGR(s): compound average growth rate of a particular item. CAGR = (EV/BV)1-N-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-U.S. GAAP Financial Measures" on page 7

Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2021) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

COS: cost of service

COVID-19 Pandemic: declared by the World Health Organization in March 2020 as a result of a novel coronavirus

DBRS Morningstar: DBRS Limited

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S. dollar-to-Canadian dollar FX rates to the prior period U.S. dollar balance

GCOC: generic cost of capital

GHG: greenhouse gas

GWh: gigawatt hour(s)

IESO: Independent Electricity System Operator

Interim Financial Statements: the Corporation's unaudited condensed consolidated interim financial statements and notes thereto for the three months ended March 31, 2022

Interim MD&A: the Corporation's management discussion and analysis for the three months ended March 31, 2022

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

LNG: liquefied natural gas

LRTP: long-range transmission plan

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

MISO: Midcontinent Independent System Operator, Inc

Moody's: Moody's Investor Services, Inc.

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-U.S. GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by U.S. GAAP

17	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT

Interim Management Discussion and Analysis
NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PJ: petajoule(s)

PPFAC: Purchased Power and Fuel Adjustment Clause

PSC: New York State Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

ROE: rate of return on common equity

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEDAR: Canadian System for Electronic Document Analysis and Retrieval

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TCFD: Task Force for Climate-Related Financial Disclosures

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

Woodfibre LNG: Woodfibre LNG Limited

18	FORTIS INC.	MARCH 31, 2022 QUARTER REPORT